ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Craig Arakawa/Raj Rajan (Accounting)

David Link/ Michael Killoy (Legal)

Re:                             Osmotica Pharmaceuticals plc

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227357

Ladies and Gentlemen:

This letter is being furnished on behalf of Osmotica Pharmaceuticals plc (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-227357) that was filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s ordinary shares.

During a telephone call with representatives of the Company, the Company’s independent auditor and Ropes & Gray LLP on September 26, 2018, the staff (the “Staff”) of the Commission requested that the Company provide the Staff with certain supporting materials related to the tables that appear in the “Capitalization” and “Dilution” sections on pages 70-73 of the Registration Statement (the “Capitalization and Dilution Tables”).

In response to the Staff’s request, the Company is supplementally providing the Staff with the supporting documentation set forth in Exhibit A, which the Company used to prepare the Capitalization and Dilution Tables.  In addition, the Company is supplementally providing the Staff with the proposed changed pages to the Registration Statement set forth in Exhibit B, which represent the Company’s current estimates as to the amounts that will be included in the Capitalization and Dilution Tables.

* * * * *

We hope that the foregoing has been responsive to the Staff’s request.  If you have any questions about this information, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Sincerely,

/s/ Craig E. Marcus
Craig E. Marcus

cc:                                Christopher Klein (Osmotica Pharmaceuticals plc)

William Michener (Ropes & Gray LLP)

Exhibit A

Osmotica Pharmaceuticals plc Capitalization ‐ Pro Forma In Whole Dollars and Shares Assumptions: Base Offering Greenshoe Percent 8,300,000 15.0% Pre‐IPO Shares Reorganization Exchange Ratio 1,000,515 42.835079 Total Shares Pre‐IPO Shares Offered in IPO Midpoint Pricing range 42,857,139 8,300,000 15.00 $ Offering Size Underwriting Disc. Estimated Expenses $124,500,000 (8,715,000) (4,529,464) 7.0% Net Proceeds $111,255,536 Net Proceeds of Offering (from above) $111,255,536 Increase Cash Repay Term A Loan Repay Term B Loan $11,255,536 50,250,000 Partial Repayment 49,750,000 full repayment Total Sources $111,255,536 $111,255,536 Uses of Funds Sources of Funds

Osmotica Pharmaceuticals plc
Capitalization - Pro Forma
Pro-forma balance sheet - repayment as of June 30, 2018
Dollars and Shares In thousands

($ Thousands)	June 30, 2018 Actual - As reported	June 30, 2018 PF Adjustments	June 30, 2018 Pro-Forma As adjusted	Source of PF Adjustments
Cash	$28,408	$11,256	$39,664	*From Sources and Uses of Funds*
			-	
Senior secured credit facility			-	
Term A Loan	273,657	(50,250)	223,407	*From Sources and Uses of Funds*
Term B Loan	49,750	(49,750)	-	*From Sources and Uses of Funds*
Total senior secured credit facilities	323,407	(100,000)	223,407	
Deferred financing fees	(6,150)	1,902	(4,248)	*Def'd financing fees allocated to repaid debt*
Total senior secured credit facilities, net of deferred financing fees	317,257	(98,098)	219,159	
Current portion of Long Term Debt	(6,724)	945	(5,779)	*Current portion of LTD allocated to repaid debt*
Senior secured credit facilities — long-term portion	310,533	(97,153)	213,380	
Note payable — insurance financing	780		780	
Total long-term indebtedness	311,313	(97,153)	214,160	
Total equity	$419,592	$109,807	$529,399	*IPO Proceeds less after tax deferred finance fee write-off*

Calculation of Pro-Forma Equity

	Post Reorg/Pre IPO	Post IPO	IPO Shares
Ordinary Shares	42,857	51,157	8,300
Nominal Value *(in whole dollars)*	$0.01	$0.01	$0.01
Ordinary Shares Nominal Value	$429	$512	$83
Partners Capital (pre-reorganization)	$421,316		
Less: Ordinary Shares Nominal Value	(429)		
Post-Reorg Additional Paid-In Captial	$420,887	$420,887	
IPO Net Proceeds (Net of $83 nominal value of IPO Shares)		111,173	
Deferred Finance Fee Write-Off (after tax)		(1,449)	
Pro-Forma Additonal Paid In Capital		$530,611	

From Calcuation of Pro-Forma Equity Above	June 30, 2018 Actual - As reported	June 30, 2018 Pro-Forma	June 30, 2018 Pro-Forma As Adjusted	
Partners Capital	$421,316	-	-	
Ordinary Shares Nominal Value		429	512	
Additional Paid-In Capital		420,887	530,611	-
Retained Earnings	-	-	-	
Accumulated other comprehensive loss	(1,724)	(1,724)	(1,724)	
	$419,592	$419,592	$529,399

Osmotica Pharmaceuticals plc
Dilution
In Whole Dollars and Shares

	Calulation References		Mid-point	Sensitivity		Greenshoe
Assumed initial public offering price per share			$ **15.00**	$ 16.00	$ 14.00	$ 15.00
Net tangible book value per share at June 30, 2018	**A/D**	(6.68)		(6.68)	(6.68)	(6.68)
Increase per share attributable to new investors in this offering		1.34		1.49	1.19	1.80
Pro forma net tangible book value per share after this offering	**(A-C)/(D+E)**		(5.34)	(5.18)	(5.49)	(4.88)
Dilution per share to new investors			$ 20.34	$ 21.18	$ 19.49	$ 19.88
Increase/ decrease				(0.15)	0.15	

Supporting calculations

	Calulation References		Mid-point			
Tangible book value						
Total net book value at June 30, 2018			$ 419,592,101	*From Financial Statements (Assets - Liabilities)*		
Less:						
Goodwill			152,815,716	*From Financial Statements*		
Intangibles, net			546,713,905	*From Financial Statements*		
Deferred finance costs			6,149,564	*From Financial Statements Footnote 8*		
Tangible book value at June 30, 2018	**A**		$ (286,087,084)	*From Financial Statements*		
Number of shares issued and outstanding at June 30, 2018 pre-reorganization			1,000,515	*From Financial Statements*		
Reorganization Exchange Ratio			42.835079			
Number of shares issued and outstanding at June 30, 2018 - post reorganization	**D**		42,857,139			

	Calulation References		Mid-point	Sensitivity		Greenshoe 15%
Assumed initial public offering price per share			$ 15.00	$ 16.00	$ 14.00	$ 15.00
Number of shares offered in IPO	**E**		8,300,000	8,300,000	8,300,000	9,545,000
Expected IPO proceeds - gross			$ 124,500,000	$ 132,800,000	$ 116,200,000	$ 143,175,000
Less:						
Underwriting Discount		7.0%	(8,715,000)	(9,296,000)	(8,134,000)	(10,022,250)
Estimated Expenses			(4,529,464)	$ (4,529,464)	$ (4,529,464)	$ (4,529,464)
Expected IPO proceeds, net	**B**		$ 111,255,536	$ 118,974,536	$ 103,536,536	$ 128,623,286
Application of net proceeds of the offering - repayment of debt						
Debt repayment	**B**		$ (100,000,000)	$ (100,000,000)	$ (100,000,000)	$ (100,000,000)
Decrease of deferred financing costs	**B**		1,902,000	1,902,000	1,902,000	1,902,000
Net increase in tangible book value due to the offering	**∑ B=C**		$ 13,157,536	$ 20,876,536	$ 5,438,536	$ 30,525,286
Net tangible book value - post IPO	**A-C**		**(272,929,548)**	**(265,210,548)**	**(280,648,548)**	**(255,561,798)**
Increase/ decrease				(7,719,000)	7,719,000	
Total number of shares - post IPO	**D+E**		$ 51,157,139	$ 51,157,139	$ 51,157,139	$ 52,402,139

Exhibit B